UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1 )*
               ASCENT ENTERTAINMENT GROUP, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                (Title of Class of Securities)
                          043628106
                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         April 16, 1998
                        (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   043628106
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####

________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of           1,440,393
Shares Bene-
ficially       (8)  Shared Voting Power
owned by              393,387
Each Report-
                    ing Person     (9)  Sole Dispositive Power
With                1,440,393

                                   (10) Shared Dispositive Power
                      393,387
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,833,780
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    6.2%
________________________________________________________________
               14)  Type of Reporting Person
               I N


Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,833,780 Shares. Of this amount, 501,618 Shares were purchased by Omega Capital Partners, L.P., at a cost of $5,056,092; 44,976 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $456,244; 49,560 Shares were purchased by Omega Capital Investors, L.P., at a cost of $492,309; 844,239 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $8,568,021 ; and 393,387 Shares were purchased by the Managed Account, at a cost of $3,977,608. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10-K for the year ended December 31, 1998, there were outstanding on March 3, 1998, 29,755,600 Shares of Common Stock. Omega Capital Partners, L.P., owns 501,618 Shares, or 1.7% of those outstanding; Omega Institutional Partners, L.P., owns 44,976 Shares, or 0.2% of those outstanding; Omega Capital Investors, L.P., owns 49,560 Shares, or 0.2% of those outstanding; Omega Overseas Partners, Ltd., owns 844,239 Shares, or 2.8% of those outstanding; and the Managed Account owns 393,387 Shares, or 1.3 of those outstanding.

 The following details the transactions by each of the above entities in shares of Common Stock since the date of the last Schedule 13D filing on April 16, 1998. All such transactions were open market purchase transactions.

                 Omega Capital Partners, L.P.

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     04/16/98        67,700        $10.63

              Omega Institutional Partners, L.P.

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     04/16/98         7,200        $10.63

                 Omega Capital Investors, L.P.

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     04/16/98         9,800        $10.63

                 Omega Overseas Partners, L.P.

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     04/16/98       168,900        $10.63

                      The Managed Account

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     04/16/98         83,400       $10.63

Item 7.  Material to be Filed as Exhibits.

         There is no material to be filed as Exhibits.

                    Signature

          After reasonable inquiry and to the best of the under-signed's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 1998

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Investors, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).